Exhibit 1.1
February, 2006
Dear Shareholders,
This letter provides highlights of our performance through the fourth quarter of 2005. A more detailed analysis will be available shortly in our 2005 Annual Report. We have also attached a copy of our Selected Financial Highlights as well as our Consolidated Statements of Condition and Income for the period ended December 31, 2005. For those of you that would like to view our more expanded earnings release and additional supplemental financial information, please visit our website at www.wintrust.com and view the page titled “Investor News” and click on “Press Releases” or “Supplemental Financial Info.”
HIGHLIGHTS FOR FOURTH QUARTER OF 2005
For this quarter, we again achieved record levels for earnings, assets, deposit and loans. Here is a summary of our financial results and accomplishments for the period ending December 31, 2005:
•	Net income reached $18.1 million for the quarter ended December 31, 2005, an increase of 28% over the fourth quarter of 2004;

•	Net income totaled $0.73 per diluted common share for the fourth quarter of 2005, an 18% increase as compared to a year ago;

•	Total assets increased to $8.2 billion as of December 31, 2005, an increase of $1.8 billion, or 27%, compared to a year ago;

•	Total deposits rose to $6.7 billion as of December 31, 2005, an increase of $1.6 billion, or 32%, compared to December 31, 2004;

•	Total loans reached $5.2 billion as of December 31, 2005, an increase of $0.9 billion, or 20%, compared to a year ago;

•	Net revenues totaled $80.3 million, an increase of 16% versus the year ago quarter;

•	Net interest margin was 3.13% for the quarter ended December 31, 2005, compared to 3.18% for the fourth quarter of 2004; and

•	Our asset quality remains strong and very manageable. Non-performing assets as a percent of total assets were 0.34% at December 31, 2005, about the same as year ago levels of 0.29%.

ANNUAL GROWTH TRENDS
The graphs on the following pages depict some of the growth for the Company over the past five years:
Balance Sheet Growth
Total Common Equity

ANNUAL UPDATE ON PERFORMANCE
For the 2005 fiscal year, we also achieved record levels for earnings, assets, deposit and loans. Here is a summary of our financial results and accomplishments for the year ended December 31, 2005:
•	Net income reached $68.1 million for the year ended December 31, 2005, an increase of 33% over the 2004 net income level of $51.3 million;

•	Net income totaled $2.80 per diluted common share for all of 2005, a 20% increase as compared to the prior year;

•	Net revenues totaled $312.1 million in 2005, an increase of 28% versus the prior year;
•	Net interest margin was 3.17% for both of the years ended December 31, 2005 and 2004;

•	Our efficiency ratio improved to 63.6% in 2005 from 64.45% in 2004; and

•	Returns on average assets and average equity were 0.90% and 11.18%, respectively, in 2005 compared to 0.94% and 13.12%, respectively in 2004.
Growth in Diluted EPS and Book Value per Common Share

COMPOUND GROWTH RATES
The Company continues to generate strong compound annual growth rates of a variety of the Company’s key categories which measure the development of the franchise. We are proud of the consistency of the growth rates and will endeavor to continue to achieve above average growth rates.

	1 Year	2 Year	3 Year	4 Year	5 Year

Total Assets	27.4%	31.2%	30.0%	31.9%	31.2%

Total Loans(1)	19.9%	25.7%	26.8%	26.8%	27.5%

Total Deposits	31.8%	31.8%	29.6%	30.6%	29.8%

Total Revenues	28.3%	27.1%	25.3%	32.0%	31.5%

Net Income	32.7%	33.7%	34.7%	38.6%	43.6%

Diluted Earnings Per Share	19.7%	18.9%	20.5%	21.9%	27.5%

(1)	Excludes mortgage loans held-for-sale
UPDATES ON EXPANSION ACTIVITIES
•	We continue to invest heavily into de novo branch openings. In the fourth quarter of 2005, we had the following de novo banking location openings—town Bank’s new branch in Wales, Wisconsin, Downers Grove Community Bank’s (a branch of Hinsdale Bank & Trust Company) new permanent facility with drive-through, Beverly Bank & Trust Company’s new permanent facility with drive-through in the Beverly neighborhood of Chicago, IL, Glen Ellyn Bank & Trust’s (a branch of Wheaton Bank & Trust Company) new branch in Glen Ellyn, IL, and Northbrook Bank & Trust Company’s branch in west Northbrook, IL;

•	Plans are being developed or construction is proceeding on a number of additional de novo banking facilities—Gurnee Community Bank’s (a branch of Libertyville Bank & Trust Company) new permanent facility with drive-through, Old Plank trail Community Bank“s (our newest de novo bank charter) planned locations in Frankfort, Mokena and New Lenox, IL, Algonquin Bank & Trust (a branch of Crystal Lake Bank & Trust Company) in Algonquin, IL, Old Town Bank & Trust (a branch of Advantage National Bank) in Bloomingdale, IL, North Chicago Community Bank (a branch of Lake Forest Bank & Trust Company) in North Chicago, IL, and a new Town Bank branch in Elm Grove, WI;

•	In the second half of 2005, our Wayne Hummer Investments brokerage subsidiary introduced a new trading platform that provides our Financial Advisors with state-of-the-art research and product alternatives and our customers with a variety of new products and services. Not only does this new trading platform provide benefits to existing staff and customers, but we believe it is a key to enhance our ability to attract new Financial Advisors and expand the wealth management business;

•	In December, Wintrust announced the signing of a definitive agreement to acquire Hinsbrook Bancshares, Inc. (“HBI”). HBI is the parent company of Hinsbrook Bank & Trust which has five Illinois banking locations in Willowbrook, Downers Grove, Darien, Glen Ellyn and Geneva. Hinsbrook Bank & Trust began operations as a de novo bank in 1987 and had total assets of approximately $500 million as of December 31, 2005. The merger will help fulfill Wintrust’s plans to continue expansion into desirable suburban Chicago metropolitan communities, and;

•	In January 2006, Wintrust’s Board of Directors approved a semi-annual cash dividend of $0.14 per share of outstanding common stock. The dividend is payable on February 23, 2006 to shareholders of record as of February 9, 2006. This cash dividend, on an annualized basis, represents a 16.7% increase over the per share common stock dividends paid during 2005. We have raised the dividend rate every year since we initiated payments of dividends in 2000; however, as a growing company we continue to retain approximately 90% of earnings to build our franchise.

SUMMARY
In summary, we are very pleased with the continued growth in earnings and assets in the fourth quarter. We are grateful for your support of our organization and are enthusiastic about making the year 2006 another good year in terms of growth in earnings and assets.

Yours truly,

John S. Lillard	Edward J. Wehmer	David A. Dykstra
Chairman	President & CEO	Sr. EVP & COO
Forward Looking Statements
This letter contains forward-looking statements related to Wintrust’s financial performance that are based on estimates. Wintrust intends such forward-looking statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Actual results could differ materially from those addressed in the forward-looking statements due to factors such as changes in economic conditions, competition, or other factors that may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing, unanticipated changes in interest rates that negatively impact net interest income, lower than anticipated residential mortgage loan originations, future events that may cause unforeseen loan or lease losses, slower than anticipated development and growth of Tricom and the trust and investment business, unanticipated changes in the temporary staffing industry, the ability to adapt successfully to technological changes to compete effectively in the marketplace, competition and the related pricing of brokerage and asset management products, unforeseen difficulties in integrating the acquisitions of Advantage National Bancorp, Inc., Village Bancorp, Inc., WestAmerica Mortgage Company, Guardian Real Estate Services, Inc., Northview Financial Corporation, Town Bankshares, Ltd., Antioch Holding Company and First Northwest Bancorp, Inc. with Wintrust, the ability to pursue additional acquisition and expansion strategies and the ability to attract and retain experienced senior management. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements.

Additional Information
In connection with the proposed transactions, Wintrust will file with the Securities and Exchange Commission (the “SEC”), and will furnish to shareholders of HBI, a proxy statement/prospectus. Shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Wintrust, HBI and the proposed transaction. A definitive proxy statement/prospectus will be sent to HBI shareholders seeking their approval of the merger and the other transactions contemplated thereby. Shareholders will be able to obtain a free-of-charge copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Shareholders will also be able to obtain a free-ofcharge copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Wintrust Financial Corporation, Attn: Investor Relations, 727 North Bank Lane, Lake Forest, Illinois 60045 or by calling (847) 615-4096, or to Hinsbrook Bancshares, Inc., Attn: President, 6262 South Route 83, Willowbrook, Illinois 60527 or by calling (630) 920-2700. Shareholders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transactions.
HBI and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of HBI in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Statements about the expected timing, completion and effects of the proposed merger and all other statements in this release other than historical facts constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

WINTRUST FINANCIAL CORPORATION
SELECTED FINANCIAL HIGHLIGHTS

	Three Months Ended Years Ended		December 31, December 31,
(Dollars in thousands, except per share data)	2005	2004	2005	2004

Selected Financial Condition Data (at end of period):
Total assets	$8,177,042	$6,419,048
Total loans	5,213,871	4,348,346
Total deposits	6,729,434	5,104,734
Long-term debt – trust preferred securities	230,086	204,489
Total shareholders’ equity	628,140	473,912

Selected Statements of Income Data:
Net interest income	$57,290	$45,505	$217,199	$157,824
Net revenue (1)	80,257	69,330	312,126	243,276
Income before taxes	28,140	22,069	106,760	80,887
Net income	18,112	14,172	68,133	51,334
Net income per common share – Basic	0.76	0.66	2.94	2.49
Net income per common share – Diluted	0.73	0.62	2.80	2.34

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin (6)	3.13%	3.18%	3.17%	3.17%
Core net interest margin (2) (6)	3.32	3.34	3.37	3.31
Non-interest income to average assets	1.13	1.52	1.25	1.57
Non-interest expense to average assets	2.52	2.93	2.62	2.86
Net overhead ratio (3)	1.39	1.41	1.37	1.30
Efficiency ratio (4) (6)	63.34	66.22	63.60	64.45
Return on average assets	0.89	0.90	0.90	0.94
Return on average equity	11.65	12.30	11.18	13.12
Average total assets	$8,034,099	$6,241,045	$7,587,602	$5,451,527
Average total shareholders’ equity	616,606	458,474	609,161	391,335
Average loans to average deposits ratio	80.4%	87.3%	83.4%	87.7%

Common Share Data at end of period:
Market price per common share	$54.90	$56.96
Book value per common share	$26.24	$21.81
Common shares outstanding	23,940,744	21,728,548

Other Data at end of period:
Allowance for loan losses	$40,283	$34,227
Non-performing assets	$27,589	$18,588
Allowance for credit losses to total loans (5)	0.78%	0.79%
Non-performing assets to total assets	0.34%	0.29%
Number of:
Bank subsidiaries	13	12
Non-bank subsidiaries	10	10
Banking offices	62	50

(1)	Net revenue is net interest income plus non-interest income.

(2)	The core net interest margin excludes the effect of the net interest expense associated with Wintrust’s Long-term Debt – Trust Preferred Securities.

(3)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income, annualizing this amount, and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.

(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenues (less securities gains or losses). A lower ratio indicates more efficient revenue generation.

(5)	The allowance for credit losses includes both the allowance for loan losses and the allowance for unfunded loan commitments.

(6)	See “Supplemental Financial Measures/Ratios” for additional information on this performance measure/ratio.

WINTRUST FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CONDITION

	(Unaudited)
	December 31,	December 31,
(In thousands)	2005	2004

Assets
Cash and due from banks	$158,136	$128,166
Federal funds sold and securities purchased under resale agreements	183,229	47,860
Interest bearing deposits with banks	12,240	4,961
Available-for-sale securities, at fair value	1,799,384	1,343,477
Trading account securities	1,610	3,599
Brokerage customer receivables	27,900	31,847
Mortgage loans held-for-sale	85,985	104,709
Loans, net of unearned income	5,213,871	4,348,346
Less: Allowance for loan losses	40,283	34,227

Net loans	5,173,588	4,314,119
Premises and equipment, net	247,875	185,926
Accrued interest receivable and other assets	272,772	129,702
Goodwill	196,716	113,461
Other intangible assets	17,607	11,221

Total assets	8,177,042	$6,419,048

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$620,091	$505,312
Interest bearing	6,109,343	4,599,422

Total deposits	6,729,434	5,104,734

Notes payable	1,000	1,000
Federal Home Loan Bank advances	349,317	303,501
Subordinated notes	50,000	50,000
Other borrowings	95,796	201,924
Long-term debt — trust preferred securities	230,086	204,489
Accrued interest payable and other liabilities	93,269	79,488

Total liabilities	7,548,902	5,945,136

Shareholders’ equity:
Preferred stock	—	—
Common stock	23,941	21,729
Surplus	420,426	319,147
Common stock warrants	744	828
Retained earnings	202,250	139,566
Accumulated other comprehensive loss	(19,221)	(7,358)

Total shareholders’ equity	628,140	473,912

Total liabilities and shareholders’ equity	$8,177,042	$6,419,048

WINTRUST FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended		Years Ended
	December 31,		December 31,
(In thousands, except per share data)	2005	2004	2005	2004

Interest income
Interest and fees on loans	$93,052	64,431	$335,391	$218,298
Interest bearing deposits with banks	96	30	279	80
Federal funds sold and securities purchased under resale agreements	929	368	3,485	934
Securities	20,246	11,821	66,555	40,891
Trading account securities	13	31	68	130
Brokerage customer receivables	229	382	1,258	1,413

Total interest income	114,565	77,063	407,036	261,746

Interest expense
Interest on deposits	49,080	25,225	156,252	83,135
Interest on Federal Home Loan Bank advances	3,168	2,319	11,912	8,070
Interest on notes payable and other borrowings	625	881	4,178	2,358
Interest on subordinated notes	766	762	3,063	2,891

Interest on long-term debt — trust preferred securities	3,636	2,371	14,432	7,468

Total interest expense	57,275	31,558	189,837	103,922

Net interest income	57,290	45,505	217,199	157,824
Provision for credit losses	1,073	1,278	6,676	6,298

Net interest income after provision for credit losses	56,217	44,227	210,523	151,526

Non-interest income
Wealth management fees	7,297	7,997	30,008	31,656
Mortgage banking revenue	6,058	5,702	25,913	18,250
Service charges on deposit accounts	1,532	1,156	5,983	4,100
Gain on sale of premium finance receivables	1,514	1,982	6,499	7,347
Administrative services revenue	1,232	1,058	4,539	3,984
Net available-for-sale securities gains	(4)	132	1,063	1,863
Other	5,338	5,798	20,922	18,252

Total non-interest income	22,967	23,825	94,927	85,452

Non-interest expense
Salaries and employee benefits	29,886	27,209	118,071	94,049
Equipment expense	3,073	2,449	11,779	9,074
Occupancy, net	4,338	3,056	16,176	10,083
Data processing	1,754	1,651	7,129	5,560
Advertising and marketing	1,543	1,027	4,970	3,403
Professional fees	1,244	1,944	5,609	5,376
Amortization of other intangible assets	884	523	3,394	1,110
Other	8,322	8,124	31,562	27,436

Total non-interest expense	51,044	45,983	198,690	156,091

Income before taxes	28,140	22,069	106,760	80,887
Income tax expense	10,028	7,897	38,627	29,553

Net income	18,112	$14,172	$68,133	$51,334

Net income per common share – Basic	$0.76	$0.66	$2.94	$2.49

Net income per common share – Diluted	$0.73	$0.62	$2.80	$2.34

Cash dividends declared per common share	$—	$—	$0.24	$0.20

Weighted average common shares outstanding	23,816	21,539	23,198	20,646

Dilutive potential common shares	1,107	1,347	1,139	1,326

Average common shares and dilutive common shares	24,923	22,886	24,337	21,972